UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I      REGISTRANT INFORMATION

Full Name of Registrant: Scientific Learning Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 300 Frank H. Ogawa Plaza, Suite 600

City, State and Zip Code: Oakland, California 94612-2040

PART II      RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III      NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 by March 31, 2005, the original due date, because Registrant is still in the process of completing its 2004 financial statements. In Registrant’s Form 10-K/A for the year ended December 31, 2003, Forms 10-Q/A for the periods ended March 31 and June 30, 2004 and Form 10-Q for the period ended September 30, 2004, all filed on February 15, 2005, Registrant restated its financial results for the periods from 2000 through June 30, 2004. Because the restatement was not completed until February 15, 2005, the start of the year end reporting process was delayed. Registrant was also delayed by turnover in a key position in its accounting department.

Registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2004 no later than April 15, 2005, within the allowed extension period.

PART IV      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jane A. Freeman, SVP & CFO (Name)	510 (Area Code)	444-3500 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

          If answer is no, identify report(s). Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ X ] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our financial results for 2004 will be materially different from our results for 2003. As we have previously announced, our K-12 education booked sales growth was within our 20% to 30% target range, and we ended 2004 with over $10 million in cash and no debt, compared to $3.6 million in cash and no debt at the end of 2003. We expect that, as was the case for the first three quarters of 2004, net income for the 2004 full year will be lower than net income in 2003. Because we are in the process of completing our 2004 financial statements, we cannot make available any further information about our 2004 full year results.

Scientific Learning Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By:	/s/ Jane A. Freeman
Jane A. Freeman
SVP and Chief Financial Officer